UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No.  __)*

Greektown Superholdings, Inc.
(Name of Issuer)

Series A-1 Common Stock
(Title of Class of Securities)

392485108
(CUSIP Number)

January 21, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ X ]           Rule 13d-1(b)
[     ]           Rule 13d-1(c)
[     ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P. I.R.S. Identification Nos. of above persons (entities only) 68-0645436
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 244,730 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 244,730 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 244,730 shares (assuming conversion of 205,250 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 61.5% (assuming conversion of 205,250 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P. I.R.S. Identification Nos. of above persons (entities only) 68-0645436
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 120,790 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 120,790 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 120,790 shares (assuming conversion of 101,462 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 30.3% (assuming conversion of 101,462 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. SGMF Holdco LLC I.R.S. Identification Nos. of above persons (entities only) 45-4671778
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 28,587 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 28,587 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,587 shares (assuming conversion of 25,366 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 7.2% (assuming conversion of 25,366 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. SGMF HC LLC I.R.S. Identification Nos. of above persons (entities only) 45-4681863
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 28,587 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 28,587 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,587 shares (assuming conversion of 25,366 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 7.2% (assuming conversion of 25,366 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Standard General OC Master Fund L.P. I.R.S. Identification Nos. of above persons (entities only) 98-0629522
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 121,774shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 121,774 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 121,774 shares (assuming conversion of 101,964 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 30.6% (assuming conversion of 101,964 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. OCMF Holdco LLC I.R.S. Identification Nos. of above persons (entities only) 45-4671726
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 28,728 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 28,728 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,728 shares (assuming conversion of 25,491 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 7.2% (assuming conversion of 25,491 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. OCMF HC LLC I.R.S. Identification Nos. of above persons (entities only) 80-0790447
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 28,728 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 28,728 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,728 shares (assuming conversion of 25,491 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 7.2% (assuming conversion of 25,491 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Soohyung Kim I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 244,730 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 244,730 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 244,730 shares (assuming conversion of 205,250 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 61.5% (assuming conversion of 205,250 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	Type of Reporting Person (See Instructions) IN, HC

1	Names of Reporting Persons. Nicholas J. Singer I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 244,730 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 244,730 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 244,730 shares (assuming conversion of 205,250 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 61.5% (assuming conversion of 205,250 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a)	Name of Issuer
Greektown Superholdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices
555 East Lafayette Detroit, MI 48226

Item 2.

(a)	Name of Person Filing

(i) Standard General L.P.
(ii) Standard General Master Fund L.P.
(iii) SGMF Holdco LLC
(iv) SGMF HC LLC
(v) Standard General OC Master Fund L.P.
(vi) OCMF Holdco LLC
(vii) OCMF HC LLC
(viii) Soohyung Kim, a co-managing member of Standard General L.P.
(ix) Nicholas J. Singer, a co-managing member of Standard General L.P.

(b)	Address of Principal Business Office or, if none, Residence
c/o Standard General L.P. 650 Madison Avenue, 23rd Floor New York, NY 10022
(c)	Citizenship

(i) Standard General L.P. is a Delaware limited partnership
(ii) Standard General Master Fund L.P. is a Cayman Islands limited partnership
(iii) SGMF Holdco LLC, is a Delaware limited liability company
(iv) SGMF HC LLC, is a Delaware limited liability company
(v) Standard General OC Master Fund L.P. is a Cayman Islands limited partnership
(vi) OCMF Holdco LLC, is a Delaware limited liability company
(vii) OCMF HC LLC, is a Delaware limited liability company
(viii) Mr. Kim is a United States citizen
(ix) Mr. Singer is a United States citizen

(d)	Title of Class of Securities
Series A-1 Common Stock
(e)	CUSIP Number
392485108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ X ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ X ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **(assuming conversion of 205,250 shares of Series A-1 Convertible Preferred Stock)
(i) 244,730 shares (ii) 120,790 shares (iii) 28,587 shares (iv) 28,587 shares (v) 121,774 shares (vi) 28,728 shares (vii) 28,728 shares (viii) 244,730 shares (ix) 244,730 shares
(b)	Percent of Class**
(i) 61.5% (ii) 30.3% (iii) 7.2% (iv) 7.2% (v) 30.6% (vi) 7.2% (vii) 7.2% (viii) 61.5% (ix) 61.5%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
(i) 0 shares (ii) 0 shares (iii) 0 shares (iv) 0 shares (v) 0 shares (vi) 0 shares (vii) 0 shares (viii) 0 shares (ix) 0 shares

(ii)	shared power to vote or to direct the vote**
(i) 244,730 shares (ii) 120,790 shares (iii) 28,587 shares (iv) 28,587 shares (v) 121,774 shares (vi) 28,728 shares (vii) 28,728 shares (viii) 244,730 shares (ix) 244,730 shares
(iii)	sole power to dispose or to direct the disposition of**
(i) 0 shares (ii) 0 shares (iii) 0 shares (iv) 0 shares (v) 0 shares (vi) 0 shares (vii) 0 shares (viii) 0 shares (ix) 0 shares
(iv)	shared power to dispose or to direct the disposition of**
(i) 244,730 shares (ii) 120,790 shares (iii) 28,587 shares (iv) 28,587 shares (v) 121,774 shares (vi) 28,728 shares (vii) 28,728 shares (viii) 244,730 shares (ix) 244,730 shares

**      This statement is filed by: (i) Standard General L.P. (“Standard General”); (ii) Standard General Master Fund L.P. (the “Master Fund”); (iii) SGMF Holdco LLC (“SGMF Holdco”); (iv) SGMF HC LLC (“SGMF HC “); (v) Standard General OC Master Fund L.P (the “OC Master Fund”); (vi) OCMF Holdco LLC ( “OCMF Holdco”); (vii) OCMF HC LLC (“OCMF HC” and, together with the foregoing, the “Funds”); (viii) Soohyung Kim (“Mr. Kim”), a director of the general partner of the general partner of Standard General; and (ix) Nicholas J. Singer (“Mr. Singer”), a director of the general partner of the general partner of Standard General.

Standard General serves as investment manager to each of the Funds and another private investment vehicle and, in such capacity, exercises voting and investment control over the shares of Series A-1 Common Stock and Series A-1 Convertible Preferred Stock of the Issuer held for the accounts of the Funds and such other private investment vehicle.  Mr. Kim and Mr. Singer may be deemed to have indirect beneficial ownership of the shares reported herein based on their relationship with Standard General.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares.

Shares of the Issuer’s Series A-1 Convertible Preferred Stock are convertible into shares of the Issuer’s Series A-1 Common Stock.  Beneficial ownership of Series A-1 Common Stock reported herein assumes the conversion of Series A-1 Convertible Preferred Stock that may be deemed beneficially owned by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is incorporated herein by reference as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Units.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              March 5, 2012

STANDARD GENERAL L.P.

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

STANDARD GENERAL MASTER FUND L.P.

By:  Standard General GP LLC
its General Partner

By:  Standard General Management LLC
its Managing Member

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Co- Managing Member

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Co- Managing Member

SGMF HOLDCO LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Director

SGMF HC LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Director

STANDARD GENERAL OC MASTER FUND L.P.

By:  Standard General GP LLC
its General Partner

By:  Standard General Management LLC
its Managing Member

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Co- Managing Member

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Co- Managing Member

OCMF HOLDCO LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Director

OCMF HC LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Director

/s/ Soohyung Kim
                                                                                                Name: Soohyung Kim

/s/ Nicholas J. Singer
                                                                                                Name: Nicholas J. Singer

Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 5, 2012, is by and between Standard General L.P., Standard General Master Fund L.P., SGMF Holdco LLC, SGMF HC LLC, Standard General OC Master Fund L.P., OCMF Holdco LLC, OCMF HC LLC, Soohyung Kim and Nicholas J. Singer (the "Reporting Persons").

Each of the Reporting Persons may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or Schedule 13D with respect to Series A-1 Common Stock of Greektown Superholdings, Inc. that may be deemed beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby agree to file a single statement on Schedule 13G and/or Schedule 13D, as may be appropriate from time to time, and/or any amendments thereto, on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Reporting Persons upon one week’s prior written notice or such lesser period of notice as the Reporting Persons may mutually agree.

Executed and delivered as of the date first above written.

STANDARD GENERAL L.P.

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

STANDARD GENERAL MASTER FUND L.P.

By:  Standard General GP LLC
its General Partner

By:  Standard General Management LLC
its Managing Member

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Co- Managing Member

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Co- Managing Member

SGMF HOLDCO LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Director

SGMF HC LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Director

STANDARD GENERAL OC MASTER FUND L.P.

By:  Standard General GP LLC
its General Partner

By:  Standard General Management LLC
its Managing Member

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Co- Managing Member

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Co- Managing Member

OCMF HOLDCO LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Director

OCMF HC LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                 Name: Soohyung Kim
                                                                                                                 Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                 Name: Nicholas J. Singer
                                                                                                                 Title:  Director

/s/ Soohyung Kim
                                                                                                Name: Soohyung Kim

/s/ Nicholas J. Singer
                                                                                                Name: Nicholas J. Singer